Exhibit 99.1

VivoPower signs US$250m agreement for its Tembo Toyota Electric Vehicle Solutions

LONDON, January 25, 2021

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its 51% subsidiary, Tembo e-LV B.V. (“Tembo”), has signed a definitive agreement with GB Auto Group Pty Limited and GB Electric Vehicles Pty Ltd (collectively, “GB Auto”), which will expand GB Auto’s position as Australia’s exclusive distributor of the Tembo electric Toyota Land Cruiser, electric Toyota Hilux, and Tembo electric vehicle conversion kits.

It is believed to be the most valuable deal for electric vehicles in the Australasian region to date and will initiate close technical collaboration over a seven-year term.

Having successfully deployed pilot vehicles into the mines of some of the world’s largest mining companies, VivoPower believes that GB Auto is now poised to significantly expand its operations in Australia. GB Auto is expected to purchase at least 2,000 Tembo electric conversion kits in the first four years of the agreement. Combined with the value of the converted Toyota vehicles, we believe these orders will be worth an estimated US$250 million in revenues over the four-year period, with the first deliveries scheduled for mid-2021 (subject to COVID lockdowns).

VivoPower and GB Auto’s collaboration will focus primarily on the next-generation 72 kilowatt-hour battery kit for Toyota’s Landcruiser and Hilux models, as well as the application of other Tembo products in the mining industry. The construction, defense, and utility applications of the Tembo vehicles and conversion kits will also be explored while the new agreement grants GB Auto first-refusal rights to the distribution of other Tembo products in Australia.

The collaboration also positions VivoPower as GB Auto’s partner of choice for the financing, construction, and maintenance of Tembo products and related sustainable energy solutions (“SES”), including charging infrastructure, battery storage, and micro-grids.

VivoPower will own all vehicle operating data and grant GB Auto non-exclusive access to support the sale and maintenance of Tembo products.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We believe that this deal will provide the springboard for our holistic SES offering targeted at mining, commercial fleet, government and industrial customers. GB Auto, given its well-established reputation and fantastic customer base—including some of the world’s leading mining houses—is an excellent partner. We are of the view that this will be a very successful commercial partnership that has the potential to benefit a broad range of industries.”

Graeme Bensley, CEO and Founder of GB Auto, said: “We are already witnessing strong demand for these vehicles and this agreement bolsters our ability to play a prominent role in the overall drive to improve the sustainability of our economy. We are excited to partner with VivoPower as its Tembo electric vehicles are ideally suited to the needs of our customers in the mining sector.”

Click here to watch BBC journalist Vivienne Parry interview Kevin Chin and Gemma Godfrey - the high-profile entrepreneur and VivoPower director - about the collaboration.

The finalization of the GB Auto agreement follows the announcement earlier this month of VivoPower’s successful shareholder loan refinancing, reflecting its strong commercial growth and progress.

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About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential benefits of the collaboration with GB Auto, the number of vehicle conversion kits expected to be purchased and the expected revenues from such collaboration. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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